As filed with the Securities and Exchange Commission on December 1, 2004


                                                           FILE NO. 70-_____

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM U-1

                            APPLICATION-DECLARATION

                                     UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ______________________________


                             Allegheny Energy, Inc.
                           Monongahela Power Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                     ______________________________________


                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


 (Name of top registered holding company parent of each applicant or declarant)

               The Commission is requested to send copies of all
                notices, orders and communications in connection
                           with this Application to:

    Kathryn L. Patton               Clifford M. Naeve
    Deputy General Counsel          William C. Weeden
    Allegheny Energy, Inc.          Kathleen Barron
    800 Cabin Hill Drive            Skadden, Arps, Slate, Meagher & Flom LLP
    Greensburg, PA  15601           1440 New York Avenue, NW
                                    Washington, D.C. 20005


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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

A.       Introduction

         Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and its wholly-owned public utility company subsidiary Monongahela Power Company ("Monongahela" and, together with Allegheny, the "Applicants") hereby file this Application pursuant to Sections 9(a)(1), 10, 12(c), 12(d), and 13 of the Public Utility Holding Act of 1935, as amended (the "Act") and Rules 44, 46, and 54 under the Act, requesting that the Commission authorize Monongahela to sell to Mountaineer Gas Holdings Limited Partnership (the "Buyer"), a West Virginia limited partnership, all of the common stock of Mountaineer Gas Company ("Mountaineer"), a gas utility company under the Act. In addition, Applicants seek authority for Monongahela to sell to the Buyer certain utility assets (the "Related Assets") it currently owns directly and that are used to serve natural gas customers. The sale by Monongahela of the common stock of Mountaineer and the Related Assets are referred to in this Application as the "Transaction." Monongahela requests authority to dividend the proceeds from the Transaction to Allegheny out of unearned surplus. Finally, Allegheny requests authority for its system service company, Allegheny Energy Service Corporation ("AESC"), to perform certain services for Mountaineer following completion of the Transaction.

B.       Description of the Applicants

         Allegheny is a diversified energy company, headquartered in Greensburg, Pennsylvania. Allegheny delivers electric energy to approximately
1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 retail and wholesale customers in West Virginia through the following wholly-owned regulated public utility companies: West Penn Power Company ("West Penn"), The Potomac Edison Company ("Potomac Edison"), Monongahela (together with West Penn and Potomac Edison, the "Operating Companies"), and Mountaineer.1

         Monongahela owns and operates electric transmission and distribution facilities in northern West Virginia and an adjacent portion of Ohio. It owns 2,115 megawatts of generating capacity in West Virginia and Pennsylvania. Monongahela serves approximately 390,000 electric customers and approximately 24,000 retail and wholesale natural gas customers in a service territory covering approximately 13,000 square miles. Monongahela owns approximately 698 miles of natural gas distribution pipelines. Allegheny contributed $162.5 million of equity into Monongahela when Monongahela purchased Mountaineer in 2000.


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1        West Penn is subject to the regulation of the Pennsylvania Public
         Utility Commission. Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission. Monongahela is subject to the regulation of the West Virginia Public Service Commission and the Public Utilities Commission of Ohio. Mountaineer is subject to the regulation of the West Virginia Public Service Commission as well.

         Mountaineer is a natural gas distribution company that serves approximately 205,000 retail natural gas customers in West Virginia. It owns approximately 4,000 miles of natural gas distribution pipelines. Mountaineer's wholly-owned subsidiary Mountaineer Gas Services, Inc. ("MGS") operates natural gas producing properties, gas gathering facilities, and intra-state transmission pipelines. It also engages in the sale and marketing of natural gas in the Appalachian basin. MGS owns more than 300 natural gas wells and has a net revenue interest in, but does not operate, an additional approximately 100 wells.

C.       Description of the Buyer

         The Buyer is a limited partnership comprised of IGS Utilities LLC, IGS Holdings LLC (the "IGS Entities") and affiliates of ArcLight Capital Partners, LLC ("ArcLight"). The Buyer was formed for the purpose of acquiring Mountaineer's common stock and the Related Assets. The principals of the IGS Entities have been involved in the natural gas industry since the mid-1980s. ArcLight is a privately held energy infrastructure investment firm with more than $2.5 billion under management. Following completion of the Transaction, Mountaineer will become a wholly-owned subsidiary of the Buyer. It is the Applicants' understanding that the Buyer will become an exempt holding company under Section 3(a)(1) under the Act and that ArcLight will seek relief from the Commission establishing that it is not a holding company under Section 2(a)(7) of the Act.

D.       Description of the Proposed Transaction

         On August 4, 2004, Monongahela and the Buyer executed an acquisition agreement ("Acquisition Agreement") under which Monongahela agreed to sell to the Buyer all of Mountaineer's common stock, the Related Assets, and other assets that do not constitute utility assets under the Act but that are integral to the operation of Mountaineer and the Related Assets. A list of the Related Assets, which consist of gas distribution pipelines and appurtenant facilities, is provided in Schedule 2.1(b) of Exhibit B of this Application.

         The purchase price for Mountaineer's common stock and the Related Assets was the result of arm's-length bargaining, and will be determined according to a formula set forth in the Acquisition Agreement. At the time the Acquisition Agreement was executed, the price was estimated to be $141 million in cash and $87 million in assumed debt, subject to certain closing adjustments. In addition, the Buyer will settle certain inter-company accounts over a three-year period. The current estimate of these amounts is approximately $5 million.

         Upon closing of the Transaction, which is expected to occur in early 2005, Mountaineer and MGS will be wholly owned subsidiaries of the Buyer, which will operate Mountaineer as a stand-alone gas utility based in Charleston, West Virginia. Mountaineer will own the Related Assets. Monongahela proposes to dividend the proceeds from the Transaction to Allegheny out of unearned surplus. The proceeds will be used to reduce debt.


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


         In connection with the Transaction, AESC, the Allegheny system service company, and the Buyer propose to enter into a transition services agreement ("TSA"). Under the TSA, AESC would perform various services for the Buyer. These services fall into three broad categories: (i) financial accounting, (ii) technology services, and (iii) call center and billing services. AESC will provide financial accounting and technology services for a period up to 12 months from the date the Transaction closes. AESC will provide call center and billing services for succeeding one year terms beginning on the date the Transaction closes and continuing until terminated by either party pursuant to the terms of the TSA. Allegheny seeks Commission authorization for AESC to provide these services. A copy of the TSA, which itemizes the components of these various types of services in detail, is attached as Exhibit J.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses incurred or to be incurred in connection with this Application will be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

A.       General

         Applicants consider Sections 9(a)(1), 10, 12(c), 12(d), and 13 of the Act, and Rules 44, 46, and 54 under the Act, to be applicable to the transactions proposed in this Application. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, Allegheny requests such authorization, exemption or approval.

         Applicants respectfully submit that the authorizations requested in this Application are in their best interest and are appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

         i.       Disposition of Public Utility Company Assets and Securities

         Section 12(d) prohibits any registered holding company from selling the securities of any public utility company or any utility assets in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest and similar matters as the Commission deems necessary or appropriate. Under Rule 44(a), no registered holding company may sell the security of any public utility company, except pursuant to a declaration notifying the Commission of the proposed transaction, which has become effective in accordance with Rule 23, and pursuant to the order of the Commission with respect to such transaction. Applicants respectfully request the Commission to issue an order approving this Application.


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

         As discussed above, the consideration for the sale of the Assets was the product of arm's-length bargaining between unaffiliated parties. The Purchase Price therefore reflects fair value for the assets that the Buyer will acquire in the Transaction. The Transaction will not affect market concentration within Mountaineer's service territory or otherwise bring about changes that could adversely affect competitive conditions. In addition, the West Virginia Public Service Commission ("PSC") will review in detail the competitive effects of the transaction and will have continuing authority to regulate Mountaineer in the interest of consumers.

         ii.      Dividends

                  Section 12(c) of the Act prohibits a registered holding company or any of its subsidiaries from paying dividends in contravention of the Commission's rules, regulations, or orders. Rule 46(a) under the Act prohibits the payment of dividends out of capital or unearned surplus "except pursuant to a declaration . . . and . . . order of the Commission."

                  The Commission has noted that Congress intended Section 12(c) to prevent the "milking of operating companies in the interest of the controlling holding company groups" and to safeguard the working capital of the public utility companies.2 The Commission also has stated that the provisions of Section 12 "require the protection of a company's financial integrity and the prevention of the circumvention of the provisions of the Act or [the Commission's] orders thereunder."3 Allegheny contributed $162.5 million of equity to Monongahela at the time of Monongahela's acquisition of Mountaineer, and is proposing in effect to dividend part of the equity that it contributed to purchase Mountaineer. In addition, Allegheny commits that it will keep Monongahela's equity ratio at not less than 30%. For these reasons, Monongahela's proposal to dividend the proceeds from the Transaction out of unearned surplus is consistent with the intent of Section 12 and Commission precedent.

         iii.     Services

                  The Commission previously has approved the provision of services to non-associate companies by registered holding company system services companies in situations similar to the one proposed here.4 Allegheny represents that the proposed provision of services by AESC under the TSA will be consistent with the Act and Commission policies.


---------------
2        Holding Co. Act Release No. 26031 (April 20, 1994) at n. 26.

3        Standard Power and Light Corp., 35 SEC 440, 443 (Nov. 9, 1953).

4        Northeast Utilities, Holding Co. Act Release No. 24908 (June 22,
         1989).

                  As noted above, AESC will provide financial accounting and technology services to Buyer for a period up to one year from the close of the Transaction. This is necessary because Allegheny does not maintain a separate accounting software system for Mountaineer. Additionally, Allegheny does not have a separate information technology department that supports Mountaineer. It is not possible for the Buyer to replicate all the software systems necessary to run these aspects of the business or hire an information technology department prior to the close of this Transaction. Therefore, provision of these services by AESC will ensure that the Transaction can be completed without unnecessary delay.

                  AESC also will provide call center and billing services for succeeding one-year terms, commencing at the close of the Transaction. Currently, Allegheny operates a customer call center and provides customer billing for its 1.6 million electric customers, as well as its 230,000 gas customers. It is not possible for the Buyer to replicate these computer systems or staff a call center prior to the close of this Transaction. Therefore, AESC will provide these services for an initial one-year term. AESC will charge Buyer Allegheny's fully allocated costs for this service. Following the initial one-year term, Allegheny will provide these services on a year-to-year basis subject to either party's right to terminate on one years' notice. Notice of termination may be given for any reason, such as if the service becomes inconvenient or uneconomic for either party. AESC's provision of customer call center and billing services will benefit the State of West Virginia by ensuring that customers will continue to receive the same quality and reliable service that they did prior to the Transaction. It also will ensure that the jobs associated with these services will not be moved outside the State of West Virginia for some period of time.

         iv.      Rule 54 Analysis

                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

                  Allegheny does not satisfy the requirements of Rule 53(a)(1). In prior orders, the Commission has authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). Holding Co. Act Release No. 27486 (Dec. 31, 2001) ("Financing Order"). As of September 30, 2004, Allegheny's "aggregate investment," as defined in Rule 53(a)(1), was approximately $129 million. These investments by Allegheny were made in compliance with the Financing Order.

                  Allegheny is no longer in compliance with the financing conditions set forth in the 2001 Financing Order. In the Capitalization Order,


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

Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the revised financing conditions, as defined in the Capitalization Order, were met. However, as reflected in Allegheny's unaudited financial statements, as of September 30, 2004, Allegheny's common equity ratio was 17.4 percent.5 As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

                  Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

                  None of the circumstances described in 53(b)(1) have occurred.

                  The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

                  The requirements of Rule 53(c) also are met. Specifically, the requested authorization will not have a substantial adverse impact upon the financial integrity or operations of Allegheny, the Operating Companies or their customers. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent,6 and the proposed dividend will not be made if such payment would impair the ability of Monongahela to meet its obligations. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.


---------------
5 For the third quarter of 2004, Allegheny recorded a $427.5 million consolidated net loss from discontinued operations that includes a non-cash asset impairment charge of $209.4 million pre-tax ($129.2 million after tax) from the previously announced sale of the Lincoln generating facility; a non-cash asset impairment charge of $35.1 million pre-tax ($20.7 million after tax) associated with the previously announced agreement to sell the West Virginia natural gas operations; and non-cash asset impairment charges of $445.4 million pre-tax ($274.7 million after tax) as a result of the previously announced decision to sell the Gleason and Wheatland generating facilities. Discontinued operations also included an after-tax loss of $2.9 million from operating results at these units. As a result of these charges, the unaudited common equity ratios for Allegheny and AE Supply, respectively, will decrease to 17.4 percent and 10.3 percent as of September 30, 2004. Allegheny notes, however, that its common equity ratio has improved somewhat since the recent issuance of approximately $152 million of Common Stock.

6 The common equity ratios of the Operating Companies as of September 30, 2004 are as follows: West Penn: 57.6 percent; Potomac Edison: 49.5 percent; and Monongahela Power: 36.0 percent.

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

ITEM 4.  REGULATORY APPROVALS

         Other than the Commission, only the PSC has jurisdiction over the Transaction. On September 27, 2004, Monongahela and the Buyer submitted a joint petition to the PSC seeking approval of the Transaction. The Transaction also must receive clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. On October 27, 2004, Allegheny and the Buyer received notice of early termination of the waiting period.

         In addition, ArcLight will seek a no-action letter to the effect that the Staff of the SEC will not recommend any enforcement action against ArcLight or any of its affiliates (other than the Buyer) under Sections 2(a)(7) or 2(a)(8) of the Act as a result of its ownership interests or other rights with respect to ownership, management or governance of the Buyer, or will file an application under Sections 2(a)(7) or 2(a)(8) of the Act seeking an order of the Commission holding that neither ArcLight nor any of its affiliates (other than the Buyer) are a holding company or subsidiary under the Act. The Buyer will become an exempt holding company under Section 3(a)(1) of the Act.

ITEM 5.  PROCEDURE

         Applicants request that the Commission issue and publish not later than January 31, 2005, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than February 15, 2005, by which comments may be entered and a date not later than May 1, 2005, as a date after which an order of the Commission granting this Application may be entered by the Commission.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.       Exhibits

         A Articles of incorporation and by-laws of Mountaineer and MGS (incorporated by reference to Exhibits 3.1 through 3.2 for each of these companies set forth in Allegheny's Form U5S for the year ended December 31, 2003, File No. 30-00081)

         B        Acquisition Agreement (to be filed by amendment)

         D-1 Application to the West Virginia Public Service Commission (to be filed by amendment)

         D-1 Order of the West Virginia Public Service Commission (to be filed by amendment)


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

         F-1      Preliminary Opinion of Counsel (to be filed by amendment)

         F-2      Past Tense Opinion of Counsel (to be filed by amendment)

         H        Proposed Form of Notice

         I        Transition Services Agreement (to be filed by amendment)

B.       Financial Statements

         FS-1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

         FS-2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

         FS-3 Consolidated Balance Sheet of Monongahela Power Company as of December 31, 2003 (incorporated by reference to Monongahela's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-5164)

         FS-4 Consolidated Statement of Income of Monongahela Power Company for the year ended December 31, 2003 (incorporated by reference to Monongahela's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-5164)

         FS-5 Consolidated Balance Sheet of Allegheny Energy, Inc. as of September 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the three months ended September 30, 2004, File No. 1-267)

         FS-6 Consolidated Statement of Income of Allegheny Energy, Inc. for the three months ended September 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the three months ended September 30, 2004, File No. 1-267)

         FS-7 Consolidated Balance Sheet of Monongahela Power Company as of September 30, 2004 (incorporated by reference to Monongahela's Form 10-Q for the three months ended September 30, 2004, File No. 1-5164)

         FS-8 Consolidated Statement of Income of Monongahela Power Company for the three months ended September 30, 2004 (incorporated by reference to Monongahela's Form 10-Q for the three months ended September 30, 2004, File No. 1-5164)


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

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


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

                                   SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.



Date:    December 1, 2004

                                  Allegheny Energy, Inc.


                                  By:      /s/ Kathryn L. Patton
                                           ----------------------------------
                                  Title:   Deputy General Counsel of
                                           Allegheny Energy, Inc.


                                  Monongahela Power Company


                                  By:      /s/ Kathryn L. Patton
                                           ----------------------------------
                                  Title:   Deputy General Counsel of
                                           Monongahela Power Company


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